

19003121

**SECURITII**

Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
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| 8-68452 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/2018_____ AND ENDING____12/31/2018_____

                    MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Larrain Vial Securities US LLC

| | OFFICIAL USE ONLY |
| --- | --- |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Avda. El Bosque Norte 0177 – 3rd Floor

FIRM I.D. NO.

                    (No. and Street)

| Las Condes, Santiago | Region Metropolitana, Chile | 0177 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Portnoff, FinOp                                   212-751-4422

                                                (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Auditores Consultores Ltda.

                    (Name – if individual, state last, first, middle name)

| Avda, Isidora Goyenechea 3520, 2nd floor | Las Condes, Santiago | RM, Chile | 7550071 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☐ Certified Public Accountants
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)      **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Claudio Larrain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Larrain Vial Securities US LLC of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

_____
CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Autorizo la firma de don CLAUDIO PATRICIO LARRAÍN KAPLAN, cédula de identidad N° 10.484.880-K.-
Santiago, 18 de febrero de 2019.- CAR

**LARRAIN VIAL SECURITIES US LLC**

CONTENTS



### Report of Independent Registered Public Accounting Firm

To the Members of
 Larrain Vial Securities US LLC:

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Larrain Vial Securities US LLC (the Company) as of December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012.

*KPMG*

KPMG Auditores Consultores Ltda.

Santiago Chile, February 22, 2019

**Santiago**
Isidora Goyenechea 3520
Piso 2, Las Condes
+56 2 2798 1000
contacto@kpmg.com

# LARRAIN VIAL SECURITIES US LLC

Statement of Financial Condition
December 31, 2018

| Assets | US$ |
|---|---|
| Cash | 178,608 |
| Due from affiliate | 40,524 |
| Property and equipment (net) | 6,677 |
| Receivable from clearing broker | 1,108,783 |
| Other assets | 295,580 |
| Total assets | 1,630,172 |

**Liabilities and Member's Equity**

| | |
|---|---|
| Accrued expenses | 121,322 |
| Deferred rent | 129,231 |
| Security deposit payable | 107,982 |
| Total liabilities | 358,535 |
| Member's equity | 1,271,637 |
| Total liabilities and member's equity | 1,630,172 |

See accompanying notes to this financial statement.

# LARRAIN VIAL SECURITIES US LLC

Notes to the Financial Statements
December 31, 2018

1.  **Organization**

    Larrain Vial Securities US LLC (the "Company" or "LVS") was incorporated in Delaware on November 2, 2009. In July 19, 2010 the Financial Industry Regulatory Authority ("FINRA") granted the application of the Company to conduct business contingent upon the execution of the Membership Agreement.

    The Company is an institutional brokerage firm. The Company is engaged primarily in the business of effecting transactions in foreign equities. The Company is registered as a broker dealer with the Securities and Exchange Commission and FINRA and commenced operations in the capacity of a broker dealer in November 1, 2010.

    The Company acts as an agent for non-U.S. equity sales by its affiliate, Larrain Vial S.A. Corredora de Bolsa ("LVCB"), to U.S. institutional investors and earns commission income on this brokerage business. The Company clears its foreign equities brokerage business on a delivery versus payment/receipt versus payment basis through LVCB. The Company also transacts in foreign exchange spot contracts, and non-deliverable foreign exchange forward transactions.

    The Company is a subsidiary of Larrain Vial S.P.A. ("LVSA") a Chilean investing private company, which is the sole member of the Company.

2.  **Summary of Significant Accounting Policies**

    (a)  **Use of Estimates and Basis of Preparation**

         The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

    (b)  **Operating Leases**

         The Company leases office space under operating leases that expires at various time through March 2022. The first four months of rent under these leases have been abated and will be amortized over the life of the lease. The following is a summary of minimum future rental payments under this lease:

| Year Ending December 31, | US$ |
| --- | --- |
| 2019 | 490,921 |
| 2020 | 505,649 |
| 2021 | 468,005 |
| 2022 | 45,783 |
| | 1,510,358 |

**LARRAIN VIAL SECURITIES US LLC**

Notes to the Financial Statements
December 31, 2018

2. **Summary of Significant Accounting Policies, Continued**

(c) **Rentals under Operating Lease**

The Company subleases a portion of its office space to a tenant. The lease expires in 2021. Rental income is accounted for in conformity with U.S. generally accepted accounting principles, and is recorded over the terms of the lease on a straight-line basis. The following is a schedule of approximate future minimum base rentals under non-cancelable operating lease agreements in effect at December 31, 2018:

| Year Ending December 31, | US$ |
|---|---|
| 2019 | 219,863 |
| 2020 | 226,459 |
| 2021 | 197,340 |
| | 643,662 |

(d) **Property, Equipment and Depreciation**

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight line method over the estimated useful life of the asset. Management tests for impairment when there is reason to believe such impairment may exist. At December 31, 2018, all assets were operational and management had no reason to believe such assets were impaired.

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2018 is as follows:

| | | Estimated Useful Lives |
|---|---|---|
| Computers | 8,371 | 3 years |
| Furniture and equipment | 50,206 | 7 years |
| Leasehold improvements | 122,253 | 5 years |
| | 180,830 | |
| Less accumulated depreciation (*) | (174,153) | |
| | 6,677 | |

2. **Summary of Significant Accounting Policies, Continued**

(d) **Property, Equipment and Depreciation, Continued**

Property and equipment are reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using discounted cash flow models, as considered necessary. No impairment losses were recognized in the year ended December 31, 2018.

(e) **Recently Issued Accounting Pronouncements**

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company will adopt this ASU in January 2019 using a modified retrospective approach. The Company anticipates that the adoption of this standard will have a material impact on the Company's balance sheet as it recognizes a lease liability of $1,404,240. Consequently, the Company will also recognize a right-of-use asset at the amount of the lease liability, adjusted for the remaining balance of lease incentives received ($129,231), resulting in a right-of-use asset of $1,275,009. There will be minimal impact to the statement of operations, as the expense recognition under this new standard will be similar to current practice.

3. **Cash**

The Company maintains its cash balances in one financial institution, Citibank, which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash. There are no restrictions or compensating balances on such accounts.

# LARRAIN VIAL SECURITIES US LLC

Notes to the Financial Statements
December 31, 2018

## 4. Off Balance Sheet Risk and Transactions with Customers

ASC 460 (formerly known as Financial Accounting Standards Board Interpretation No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others") provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreement, the Company has agreed to reimburse its clearing brokers without limit for any losses that the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2018.

## 5. Income Taxes

The Company is subject to income taxes at the U.S. federal, state and municipal level and has elected to file as a taxable C-corporation. The Company is not subject to Chilean tax.

Management has an obligation to accurately report the true state of the Company, and to make judgments and estimates where necessary. In the context of deferred tax assets, the deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized in future years.

For the Company, a deferred tax asset has been recognized based on the Company's operating loss carryforwards and its deductible temporary differences. However, the deferred tax assets have been reduced by a valuation allowance to the amount management considers to be more likely than not to be realized. The firm does not expect to make enough profits to utilize these losses in future years, thus the deferred tax assets have been reduced by a valuation allowance to the amount supported by reversing taxable temporary differences; in the estimation of management, the likelihood that its operating loss carryforwards can be utilized in the future is not likely.

At December 31, 2018, the Company has various carryforwards including a net operating loss carryforward ("NOL") of approximately $10,196,000 for federal income tax purposes of which the 2018 NOL of $1,300,000 is carried forward indefinitely and can offset 80% of future taxable income while the balance of NOL carry forwards will expire through 2037 and $10,467,000 and $10,119,000 for New York State and New York City income tax purposes, respectively, expiring from 2033 through 2038. In recognition of the uncertainty regarding the ultimate amount of income tax benefit to be derived, the Company has recorded a valuation allowance for the full amount of the deferred tax asset at December 31, 2018.

## 5. Income Taxes, Continued

The Company's federal and state current and deferred tax expense was zero and differs from the amount that would result from applying the federal statutory rate primarily due to the full valuation allowance established on the deferred tax assets generated during the year ended December 31, 2018.

The Company recorded minimum and capital taxes for the year ended December 31, 2018, due to its net operating loss for federal, New York State, and New York City income tax purposes. The Company has historically incurred NOL and maintains a full valuation allowance against the net deferred tax assets.

The tax effects of the temporary differences and carryforwards that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2018 are as follows:

|  | US$ |
|---|---|
| Operating loss carryforwards | 3,309,001 |
| Property and equipment | 116,902 |
| Deferred rent payable | 41,735 |
| Subtotal - deferred tax assets | 3,467,638 |
| Deferred rent receivable | (18,487) |
| Net deferred tax assets | 3,449,151 |
| Valuation allowance | (3,449,151) |
|  | - |

The Company is subject to routine audits by taxing jurisdictions (i.e. US federal, NY State and NY City); however, there are currently no audits for any tax periods in progress. The Company's income tax returns may be examined by the taxing authorities for up to three years after their filing. Management believes it is no longer subject to income tax examinations for years prior to 2014.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. As of December 31, 2018, the Company does not have any unrecognized tax benefits.

# LARRAIN VIAL SECURITIES US LLC

Notes to the Financial Statements
December 31, 2018

**6. Net Capital Requirements and Other Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternate method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital of $250,000. At December 31, 2018, the Company had net capital of $928,352 which was $678,352 in excess of the amount required to be maintained.

For the year ended December 31, 2018, the Company received additional paid in capital from LVSA of $1,000,000.

**7. Related Party Transactions**

The Company receives overhead services pursuant to a service level arrangement with LVCB. The Company is charged a percentage of compensation, occupancy, allocated administrative costs and other costs allocated from LVA and LVCB based on the portion attributable to the Company. Payments related to the service agreement are invoiced and settled in US Dollars.

LVS is engaged in providing various investment banking and securities transactions services to its clients, which include U.S. Institutional investors. Under a clearing agreement between LVS and LVCB, certain transactions are referred to LVCB on behalf of U.S. clients for execution. LVCB charges a 50% commission for these transactions. The Company also provides advisory services to related parties relating to fixed income securities transactions. As of December 31, 2018, $40,524 is due from the affiliate.

**8. Contingencies**

The Company is not involved in or foresees any legal proceedings concerning matters arising connection with the conduct of its businesses.

**9. Subsequent Events**

The Company has evaluated subsequent events through February 22, 2019 the date these financial statements were available to be issued.